
UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FEB 2 6 2013

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SEC FILE NUMBER
8- 14903 .

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins + Company LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Larkspur Landing Circle, No. 102

(No. and Street)

Larkspur,	California	94939
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce J. Raabe   (415) 925-4000

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benson, Piombo & Company

(Name – if individual, state last, first, middle name)

300 Tamal Plaza, Suite 180	Corte Madera,	California	94925
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/8/13

OATH OR AFFIRMATION

I, _____ Bruce J. Raabe _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Collins & Company, LLC _____ , as

of _____ December 31. _____ , 20_ 12 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal of..~~r or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Member
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLINS & COMPANY, LLC

Statement of Financial Condition

December 31, 2012

(With Independent Auditor's Report)

BENSON, PIOMBO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
CORTE MADERA, CALIFORNIA 94925-1131

BENSON, PIOMBO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
300 TAMAL PLAZA, SUITE 180
CORTE MADERA, CALIFORNIA 94925-1131

TELEPHONE: (415) 924-2292
TELECOPIER: (415) 924-8202

BERNARD E. BENSON, C.P.A.   MEMBERS AICPA
DANIEL F. PIOMBO, C.P.A.   MEMBERS CalCPA

INDEPENDENT AUDITOR'S REPORT

To the Members
Collins & Company, LLC

We have audited the accompanying statement of financial condition of Collins & Company, LLC, as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the financial position of Collins & Company, LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Corte Madera, California
February 15, 2013

COLLINS & COMPANY, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	839,481
Accounts receivable		741,113
Furniture, leasehold improvements and equipment, at cost, less accumulated depreciation of $300,368		36,753
Other assets		76,396
	$	1,693,743

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	149,977
Total liabilities		149,977
Members' capital		1,543,766
	$	1,693,743

See auditor's report dated February 15, 2013, and
accompanying notes to statement of financial condition.

Organization and Nature of Operations

Collins & Company, LLC (Company) was formed on July 7, 1999. Prior to that date, the Company operated under the name of Collins & Co. (predecessor company) as it has since 1969. Effective March 7, 2006, the Company ceased operating as a New York Stock Exchange member organization because the New York Stock Exchange Group acquired the Company's membership.

The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934. In addition, as an introducing member, it forwards retail customer transactions to a clearing member on a fully disclosed basis. The Company also conducts an investment advisory service and an investment management service for its customers. The Company is a registered investment advisor in accordance with the Investment Advisors Act of 1940.

(1)   Summary of Significant Accounting Policies

Depreciation of furniture and equipment is provided on straight-line and accelerated bases over estimated useful lives of three to seven years. Depreciation of leasehold improvements is provided on a straight-line basis over the remaining life of the lease.

Cash includes demand deposit accounts and money market fund investments, which have maturities of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2)   Net Capital

The Financial Industry Regulatory Authority (FINRA) requires member firm compliance with Rule 15c3-1 of the Securities and Exchange Commission that requires members to maintain a ratio of aggregate indebtedness to net capital, as defined by the Rule, not in excess of 15 to 1, and minimum capital of $5,000. The capital ratio as of December 31, 2012, was 0.1035:1. At that date, the Company had a net capital requirement of $10,003 and had net capital of $1,439,489 in excess of the net capital requirement.

(3)   <u>Reserve Requirements</u>

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(B) of the Rule.

(4)   <u>Operating Lease</u>

The Company rents its offices under a lease agreement that expired on December 31, 2010. Rent increases are based on amounts stated in the First Amendment to Lease dated April 28, 2008. On April 28, 2008, the lease was extended for an additional period of 5 years, from January 1, 2009 to December 31, 2013.

Minimum future rental payments as of December 31, 2012, are as follows:

2013	<u>118,233</u>
Total minimum future rental payments	<u>$ 118,233</u>

(5)   <u>Concentration of Credit Risk for Cash Held in Bank</u>

The Company maintains a demand deposit with a commercial bank. During 2009 this account was insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. On January 1, 2014, the standard coverage limit will return to $100,000. At December 31, 2012, the Company had no uninsured demand deposit balance.

The Company also maintains a money market account with a clearing firm who is a member of the Financial Industry Regulatory Authority. The money market account is considered to be a security and as such is insured for losses due to theft or fraud by the Securities Investor Protection Corporation for balances up to $500,000. The clearing firm carries supplemental insurance, which results in coverage necessary to cover the remaining net asset value of the account in the event of losses due to theft or fraud. At December 31, 2012, the Company had no uninsured money market account balance.

(6) Financial Instruments

The Company's financial instruments, none of which are for trading purposes, include cash, accounts receivable, investment securities, accounts payable and income taxes payable. The Company estimates that the fair value of all financial instruments at December 31, 2012, does not materially differ from the aggregate carrying values in the statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

(7) Subsequent Events

Management has evaluated subsequent events through February 15, 2013, the date which the financial statements were available to be issued. No such events were found to have taken place, except as described in Note 9.

(8) Income Taxes

The partnership is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the partnership is taxed to the partners in their individual returns. The partners customarily make capital withdrawals throughout the course of the year to pay their personal income tax liabilities.

(9) Uncertain Tax Positions

Generally, the Partnership's tax return remains open for tax examinations for three years after filing of the return. There are no tax examinations currently in process.